UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
22 December 2014	bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules & Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities	Mr W Murdy

Date of last notice	30 August 2011

Date issuer informed of transaction	19 December 2014

Date and place of transaction	18 December 2014 (New York Stock Exchange)

Nature of transaction	On-market purchase of 5,000 BHP Billiton Plc American Depositary Receipts (ADRs) (representing 10,000 BHP Billiton Plc shares) on the New York Stock Exchange.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)	The registered holder is Cede and Company who hold the shares on behalf of Mr Murdy and his wife, as beneficial owners.
Date of change	18 December 2014
No. of securities held prior to change	7,000 BHP Billiton Plc ADRs (representing 14,000 BHP Billiton Plc shares) 4,000 BHP Billiton Limited ADRs (representing 8,000 BHP Billiton Limited shares)
Class	ADRs in BHP Billiton Plc
Number acquired	5,000 BHP Billiton Plc ADRs (representing 10,000 BHP Billiton Plc shares)
Number disposed	-
Value/Consideration	US$41.85 per ADR (average)
No. of securities held after change	12,000 BHP Billiton Plc ADRs (representing 24,000 BHP Billiton Plc shares) 4,000 BHP Billiton Limited ADRs (representing 8,000 BHP Billiton Limited shares)
Nature of change	On-market purchase of BHP Billiton Plc ADRs
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Any additional information	-

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	-

Nature of interest	-

Name of registered holder	-
(if issued securities)
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under our Securities Dealing Policy a Person Discharging Managerial Responsibilities cannot deal in BHP Billiton Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Close Period.
If prior written clearance was provided, on what date was this provided?	-

Part 4 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	-
Period during which or date on which exercisable	-

Total amount paid (if any) for the grant	-

Description of securities involved: class; number	-

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Total number of securities over which options or other rights held at the date of this notice	-

Any additional information	-

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel:	+65 9022 0463
		Fax:	+61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 22, 2014	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary